UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BROADVISION, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE
(Title of Class of Securities)

111412706
(CUSIP Number)

Marlin Capital Investments, LLC
4400 Biscayne Boulevard, Suite 850
Miami, FL 33137

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 21, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	111412706

1	NAMES OF REPORTING PERSONS:

	Marlin Capital Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Personal Funds

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Florida

	7	SOLE VOTING POWER:

NUMBER OF		150,621

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		150,621

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	150,621

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.34% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN - Partnership

(1) Based on 4,505,164 shares outstanding as of July 29, 2011.

CUSIP No.	111412706

1	NAMES OF REPORTING PERSONS:

Barry Honig

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Personal Funds

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		250

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		153,121 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		250

WITH	10	SHARED DISPOSITIVE POWER:

153,121 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

153,371

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.40% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1) Includes 2,500 shares owned by a charitable foundation of which he is the President and Chairman of the Board.

(2) Based on 4,505,164 shares outstanding as of July 29, 2011.

CUSIP No.	111412706

1	NAMES OF REPORTING PERSONS:

	Michael Brauser

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Personal Funds

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		150,621

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		150,621

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	150,621

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.34% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

(1) Based on 4,505,164 shares outstanding as of July 29, 2011.

Schedule 13D

This Amendment No.1 (the "Amendment") amends the Schedule 13D originally filed by Marlin Capital Investments, LLC ("Marlin Capital") on October 4, 2011 (the “Schedule 13D”) to reflect its beneficial ownership of less than 5% of the common stock, $0.0001 par value (the "Common Stock") of Broadvision, Inc.(the "Company").

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

As previously reported in the Schedule 13D, filed on October 4, 2011, Marlin Capital sent the Company a letter detailing its desire to acquire the Company either directly, or through an acquisition conditioned on the satisfactory completion of due diligence, obtaining all necessary financing commitments, consents and approvals, waiver of any anti-takeover provisions and statutes, acceptable merger agreement and other customary conditions (the "Offer").

After sending the Offer, Marlin Capital made multiple efforts to reach out to the Company's largest shareholder and the Company itself via phone and email in pursuit of its acquisition desire.  Each attempt was to no avail and they did not receive any response.

The lack of response from both the Company's largest shareholder as well as the Company itself left Marlin Capital with limited avenues to pursue its original intent and forced them to reevaluate their position.  While Marlin Capital retained its initial interest in acquiring the Company, the factors mentioned above combined with the lack of liquidity in the market inclined Marlin Capital to reduce the risk of its position and made sales of less than 1% of the Common Stock.  Subsequently, late on October 7, 2011, Marlin Capital received a response from the Company, stating that they were going to hold a board meeting to evaluate the Offer and would have an answer by October 21, 2011.  Upon receipt of this response Marlin Capital t halted its activity in the market.  Due to the two week period the Company stated it would need to evaluate the Offer, the continual illiquidity in the marketplace and Marlin Capital's still large position, some minimal sales were made while awaiting their response.

On October 20, 2011, Marlin Capital received a definitive answer from the Company that they had unanimously decided to decline the offer.  With this ultimate response Marlin Capital began to reduce its position, which has brought them to their current ownership position of less than 5% of the Company's outstanding Common Stock.

Item 5.  Interest in Securities of the Issuer.

(a)	As of the date hereof, Marlin Capital beneficially owns 150,621 shares of the Issuer’s common stock, which represents approximately 3.34% of the Issuer’s common stock.

(b)
The members of Marlin Capital, Barry Honig and Michael Brauser (the “Members”) have shared right to control voting and disposition of the 150,621 shares owned by Marlin Capital and may be deemed the beneficial owners of these shares.  The Members each disclaim beneficial ownership of the shares of the Issuer owned by Marlin Capital.

(c)
Marlin Capital effected the following transactions in the Common Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Common Stock by Marlin Capital since 60 days before the date on the cover page of this Amendment:

Name	Purchase or Sale	Date	Number of Shares	Price per Share
Marlin Capital	Sale	10/5/11	22,000	$9.2679
Marlin Capital	Sale	10/7/11	7,800	$9.40
Marlin Capital	Sale	10/10/11	6,200	$9.6981
Marlin Capital	Sale	10/12/11	7,743	$9.8485
Marlin Capital	Sale	10/13/11	500	$10.0084
Marlin Capital	Sale	10/20/11	1,500	$9.86
Marlin Capital	Purchase	10/20/11	300	$9.58
Marlin Capital	Sale	10/21/11	44,845	$9.14
Marlin Capital	Sale	10/24/12	7,862	$8.64

(d)
To the best knowledge of Marlin Capital and the Members, no person other than as described in this Item has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 150,621 shares of common stock reported in Item 5(a).

(e)	As of October 7, 2011, Marlin Capital ceased to be the beneficial owner of more than 5% of the common stock of the Company.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

MARLIN CAPITAL INVESTMENTS, LLC

October 24, 2011	By:	/s/ Barry Honig
Barry Honig, Manager

/s/ Barry Honig
Barry Honig

/s/ Michael Brauser
Michael Brauser